[WARNER MUSIC GROUP CORP. LETTERHEAD]

April 5, 2013

VIA EDGAR

Lyn Shenk

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Warner Music Group Corp.

Form 10-K for Fiscal Year Ended September 30, 2012

Filed December 13, 2012

File No. 001-32502

Form 10-Q for Quarterly Period Ended December 31, 2012

Filed February 14, 2013

File No. 001-32502

Dear Mr. Shenk:

On behalf of Warner Music Group Corp. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated March 18, 2013 (the “comment letter”) relating to the above-referenced Form 10-K (the “Form 10-K”) and Form 10-Q (the “Form 10-Q”).

To assist you in your review, we have retyped the text of the Staff’s comments in bold and italics below and the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter.

Form 10-K for Fiscal Year Ended September 30, 2012

Management’s Discussion and Analysis Results of Operations, page 52

1.	Throughout your discussion, please quantify each factor cited that contributed to the changes in revenues and expenses. For example, on page 54 you disclose that the increase in digital revenue was driven by continued success of streaming services, growth of digital downloads in the U.S. and emerging digital markets in Latin America and certain European territories, partially offset by the continued decline in global ringtone revenue, but you do not quantify any of these factors. Please revise your disclosure and ensure that your revised disclosure is sufficiently detailed in explaining the factors cited and analyzing the underlying reasons for the factors. Refer to section 501.04 of the Codification of Financial Reporting Releases for guidance.

Response

We note for the Staff that digital revenue is a component of the Company’s total revenue, and thus, the Company’s disclosure of the amount of its digital revenue itself reflects a quantification of a significant factor that contributed to the change in the Company’s revenue line item. Similar quantitative disclosure is provided for other components of the Company’s revenue and for the Company’s cost of revenues. See pages 53 – 59 of the Form 10-K.

Notwithstanding the foregoing, the Company recognizes its obligations under section 501.04 of the Codification of Financial Reporting Releases and therefore in future applicable filings will disclose the magnitude and relative impact of each material factor when two or more factors are cited as contributing to a variation of a line item, consistent with the requirements of section 501.04 of the Codification of Financial Reporting Releases.

Liquidity

Contractual and Other Obligations, page 89

2.	Please include the scheduled annual fees due Access pursuant to the management agreement you entered into with Access, which is noted on page 52 of your filing. According to your disclosure on page 124, it appears the minimum fee is $6 million per year. Please revise accordingly. Since the fee to Access may be higher, consider providing additional information below the table to enable investors to readily understand how the fee may vary.

Response

Under its management agreement with Access, the Company is obligated to pay Access an aggregate annual fee equal to the greater of (i) the sum of (x) $6,000,000 and (y) 1.5% of the aggregate amount of Acquired EBITDA (as defined in the management agreement) as at such time and (ii) 1.5% of the EBITDA (as defined in the WMG Holdings Corp. 13.75% Senior Notes due 2019 as required by the management agreement) of the Company for the applicable fiscal year. Thus, as the Staff correctly notes, the minimum annual fee to be paid by the Company to Access is $6,000,000. In future applicable filings, the Company will include this $6,000,000 plus 1.5% of any Acquired EBITDA annual base amount obligation in the “Contractual and Other Obligations” table, and will include as a footnote to such table a discussion of the circumstances under which the amount payable under its management agreement with Access may be in excess of such annual base amount.

Notes to Consolidated Audited Financial Statements

Note 6: Goodwill and Intangible Assets

Other Intangible Assets, page 118

3.	We note the expected useful life of your music publishing copyrights increased to 28 years after the July 20, 2011 merger from 10 to 15 years prior to the merger. Given your disclosure, both before and after the merger, that the useful lives of definite-lived intangible assets are evaluated based on expected future cash flows associated with the assets, and given that the useful life of this asset was presumably partially consumed prior to the merger, please explain to us why the post-merger useful life is significantly longer than the remaining useful life immediately prior to the merger, how you determined the post-merger useful life, and why you believe it is reasonable and appropriate. As part of your response, please also address other categories of definite-lived intangibles whose post-merger useful lives exceeded their pre-merger remaining useful lives.

Response

We note that in 2003, a private equity consortium of investors formed the Company to acquire Warner Music Group from Time Warner Inc. In conjunction with the acquisition by the Company of Warner Music Group from Time Warner Inc. effective March 1, 2004, management identified and valued the tangible and intangible assets acquired and liabilities assumed. The amortizable intangible assets identified were then assigned useful lives based upon the information available at that time, which included management’s projections of estimated future cash flows. Subsequent to the establishment of the intangible assets and their useful lives, management evaluated at each reporting period “…whether events and circumstances warrant a revision to the remaining period of amortization…” in accordance with the provisions of paragraph 350-30-35-9 of Accounting Standards Codification (“ASC”) topic 350, Intangibles-Goodwill and Other. No such events or changes in circumstances had occurred; therefore management determined that a detailed analysis of the remaining useful lives was not necessary.

On July 20, 2011, the Company was acquired by AI Entertainment Holdings LLC, an affiliate of Access Industries, Inc. Similar to 2004, in conjunction with the acquisition, management identified and valued the tangible and intangible assets acquired and liabilities assumed and the amortizable intangible assets identified were assigned useful lives.

The amortizable intangible assets identified were assigned useful lives using the “Least Squared Errors” method. This method assigns a useful life based on the pattern of amortization that best matches the cash flows expected to be derived by the asset. The Least Squared Errors method considers both the timing and magnitude of the underlying cash flows for each asset.

As a result of applying the Least Squared Errors method management noted that, with the exception of Music Publishing copyrights, the useful lives assigned to the amortizable intangible assets identified were commensurate with the fiscal 2004 assessment. Management believes that comparing the initial useful lives is more meaningful than comparing the remaining useful lives of the fiscal 2004 assets to the newly established lives of the fiscal 2011 assets. This is due to the fact that, while the nature of the intangible assets identified is consistent with fiscal 2004, the make-up of the underlying assets is different. For example, the Recorded Music catalog valued in fiscal 2004 would have consisted of sound recordings the Company owned the rights to at that time. The fiscal 2011 Recorded Music catalog included the sound recordings from fiscal 2004, less any rights that reverted back to recording artists or were sold, plus all new sound recordings that had been created by the Company from fiscal 2004 to fiscal 2011. Accordingly, the remaining useful lives of the fiscal 2004 assets immediately prior to the acquisition and the newly established lives of the fiscal 2011 assets would not be comparable.

A key driver in the determination of the value and useful lives of the intangible assets was the underlying financial (cashflow) projections. Specifically in the case of Music Publishing copyrights, a key driver in determining the useful life was the “decay rate” which is the assumption about how the financial contribution of the musical compositions acquired will behave over time. In preparing the financial projections and evaluating the reasonableness of the useful lives calculated for Music Publishing copyrights and the related decay rates, management considered the following:

•	Music Publishing has an extensive and highly diversified catalog with no individual songwriter or musical composition making up more than 1% of total revenue;

•

Management evaluated the contribution by musical composition for the top 245 musical compositions by annual contribution by fiscal year for the period from fiscal 2008 to 2010. It was noted that each musical composition individually had relatively consistent performance over the period;

•

Management also evaluated the behavior of the top 15,000 musical compositions grouped by annual contribution (e.g., all compositions with contributions greater than $250,000, greater than $100,000, etc.) from fiscal 2008 to 2010. Excluding the new compositions added subsequent to fiscal 2008, it was noted that the contribution generated by these musical compositions was relatively consistent over the period. This analysis further evidenced a slow decay rate for the catalog as a whole, not just the top 245 compositions analyzed previously; and

•

The new owner of the Company, Access Industries, Inc., appeared to be more focused on the Music Publishing copyrights and the related exploitation of those rights than the previous owners. The underlying financial projections used to determine the value/life of these rights reflect this greater focus, which has been further evidenced since the acquisition by Access’ actions including, but not limited to, certain management changes, taking a global view of Music Publishing catalog exploitation strategy, making Music Publishing catalog acquisitions and making IT investments to the systems used for tracking owned copyrights and the related exploitation.

As previously noted, the useful lives of Music Publishing assets increased in the fiscal 2011 assessment when compared to the lives determined in the fiscal 2004 assessment. This is a result of management’s projections, the new owner’s focus on the exploitation of Music Publishing copyrights and the decay rates utilized based on the analysis of the behavior of the copyrights.

Based on the aforementioned factors management believes the useful lives established in conjunction with the fiscal 2011 acquisition are appropriate. On an annual basis the Company will continue to analyze whether events and circumstances warrant a revision to the remaining period of amortization in accordance with the ASC topic 350.

Note 9: Income Taxes, page 120

4.

In the table on page 121 that presents the differences between the U.S. Federal statutory income tax rate and income taxes provided, you report the line item “Loss without benefit/(release of valuation allowance), net.” It appears this line represents two different effects, which may be opposite from one another (that is, the “loss without benefit” increases tax expense, whereas the “release of valuation allowance” reduces tax expense). Please present a line item for each respective effect represented in this line for transparency, or advise why your presentation is meaningful.

Response

In future applicable filings, the Company will no longer present the Company’s “loss without benefit” and “release of valuation allowance” on a net basis and will present a separate line item for each such amount to the extent such separate disclosure is required from a materiality perspective.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 151

5.	Please note that Item 307 of Regulation S-K requires a conclusion as to the effectiveness of “disclosure controls and procedures” as defined in the Exchange Act rules. Please represent to us whether or not these controls were effective at September 30, 2012, and revise your filing accordingly.

Response

As requested, the Company hereby represents to the Staff that as of September 30, 2012, based on management’s evaluation (with the participation of the Company’s principal executive officer and principal financial officer), the Company’s principal executive officer and principal financial officer have concluded that the Company’s Disclosure Controls are effective to provide reasonable assurance that information required to be disclosed in reports that the Company files or submits under the Exchange Act will be recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, including that such information is accumulated and communicated to management, including the principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. The Company will include a similar conclusion as to the effectiveness of its disclosure controls and procedures in its future applicable filings with respect to the period covered by such reports.

Form 10-Q for Quarterly Period Ended December 31, 2012

Notes to Consolidated Interim Financial Statements

Note 6: Commitments and Contingencies, page 13

6.	It appears that the ongoing lawsuits in regard to “Pricing of Digital Music Downloads” and “Music Download Putative Class Action Suits” may be material to investors. In this regard, please disclose for either an estimate of the loss or range of loss (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) or state that such an estimate cannot be made, pursuant to ASC 450-20-50-4.b. You may provide your disclosures on an aggregated basis. Please include your proposed disclosure in your response.

If you conclude that you cannot estimate the reasonably possible loss or range of loss, please explain to us (1) the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) what specific factors are causing the inability to estimate a loss and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Response

In determining whether there is a reasonable possibility that a loss or an additional loss has been incurred with respect to any claims, members of the Legal and Finance functions in conjunction with the Company’s outside counsel review the status of claims made against the Company on at least a quarterly basis. Such review includes the assessment of the status of asserted and unasserted claims, including the facts and circumstances of the claims, the theories of asserted liability, the stage of the proceedings, the Company’s defenses and its past experiences with respect to similar claims. Based upon such analysis, the Company determines the probability of liability with respect to such claims and whether an estimate of reasonably possible loss or range of loss can be made with respect to such claims. If a loss is determined to be probable and reasonably estimable, an accrual for such estimate will be recorded. With respect to disclosed matters for which a loss is reasonably possible and the possible loss or range of loss is reasonably estimable, the Company will disclose the possible losses or range of losses on an aggregate basis. With respect to each disclosed matter for which the Company cannot reasonably estimate the possible loss or range of loss, the Company will conclude that the possible loss or range of loss cannot be reasonably estimated.

Based upon this review, the Company determined that it was not possible at December 31, 2012 to estimate the ultimate loss to resolve the proceedings described under the heading “Pricing of Digital Music Downloads” and “Music Download Putative Class Action Suits” (each a “Specified Lawsuit”) or even a range of losses due to the uncertainties inherent with such claims. These uncertainties include but are not limited to the results of ongoing discovery, a less than complete factual record, damage theories and demands, legal theories and their resolution by judges, juries or regulators and the unpredictable nature of opposing parties and their demands. We note for the Staff that page 14 of the notes to the financial statements in the Form 10-Q provides the following disclosure:

“An estimate of the reasonably possible loss or range of loss in excess of the amounts already accrued cannot be made at this time due to various factors typical in contested proceedings, including (1) uncertain damage theories and demands; (2) a less than complete factual record; (3) uncertainty concerning legal theories and their resolution by courts or regulators; and (4) the unpredictable nature of the opposing party and its demands. However, we cannot predict with certainty the outcome of any litigation or the potential for future litigation. As such, we continuously monitor these proceedings as they develop and adjust any accrual or disclosure as needed.”

The Company will continue to include such disclosure in its future applicable filings and will also include in such filings either an estimate of the loss or range of loss where such amount is estimable, or the following disclosure under the heading for each Specified Lawsuit and any additional claims that may be material to investors:

“The outcome of the claims to which the Company is a party cannot be determined and an estimate of the reasonably possible loss or range of loss cannot presently be made.”

Management’s Discussion and Analysis

Financial Condition and Liquidity

Covenant Compliance, page 51

7.	Please specifically state whether or not you are in compliance with all covenants in effect. If any covenants are close to being noncompliant, identify which ones and the degree to which the covenant is in compliance.

Response

The Company confirms to the Staff that it was in compliance with its covenants under its outstanding notes, term loan credit agreement and revolving credit facility as of December 31, 2012. The Company will include disclosure in its future applicable filings, if accurate, that the Company was in compliance with its covenants under its outstanding financing arrangements as of the end of the period covered by such filing and will describe whether any covenants are close to being noncompliant.

8.	You present the measure “consolidated EBITDA” as calculated pursuant to your new revolving credit facility. You state that your notes and term loan credit agreement also use similar measures called “consolidated EBITDA” or “EBITDA.” Please explain to us and disclose why you chose to present the measure as calculated pursuant to the new revolving credit facility instead of or in addition to the measures associated with your other debt arrangements. In so doing, tell us which measure of each arrangement is the most restrictive, or limiting, to you. Also, please advise if there are material financial measures associated with your notes and term loan credit agreement of which investors should be aware.

Response

As disclosed in the Form 10-Q, the Company’s revolving credit facility does not include any financial maintenance covenants other than a springing leverage ratio, which will be tested only when there are loans outstanding under the revolving credit facility in excess of $30,000,000 (excluding (i) letters of credit that have been cash collateralized and (ii) undrawn outstanding letters of credit that have not been cash collateralized not exceeding $20,000,000). The financial maintenance covenant provides that if the outstanding aggregate principal amount of borrowings under the new revolving credit facility is greater than $30,000,000 at the end of a fiscal quarter, the maximum leverage ratio permitted under the new revolving credit facility is 6.00x as of the end of any fiscal quarter in fiscal 2013. The Company has therefore provided disclosure in the Form 10-Q setting forth the Company’s calculation of “Consolidated EBITDA” pursuant to the Company’s new revolving credit facility and the corresponding leverage ratio.

We supplementally advise the Staff that the references in the Form 10-Q to “Consolidated EBITDA” and “EBITDA” with respect to the notes and term loan credit agreement will not be included in future filings. Such disclosure had previously been included in the Form 10-Q in connection with the Company’s financing arrangements that were outstanding prior to the Company’s refinancing of its previously existing indebtedness.

The currently outstanding notes, the term loan agreement and the revolving credit facility do not contain any additional financial maintenance covenants. As mentioned above, the only financial maintenance covenant to which the Company is subject under its debt instruments is the springing leverage ratio under its revolving credit facility. The Company is also subject to certain negative covenants under its debt instruments that restrict the Company’s ability to take certain actions including, among other things, the incurrence of indebtedness or the making of restricted payments. Qualitative disclosure with respect to these covenants is included in the Form 10-Q. Under these covenants, there are customary “baskets” that permit the Company to incur indebtedness and make restricted payments up to certain specified amounts. As disclosed on page 54 of the Form 10-Q, management believes that funds generated from the Company’s operations and borrowings under its revolving credit facility will be sufficient to fund its debt service requirements, working capital requirements and capital expenditure requirements for the foreseeable future.

9.	Please clarify the computation indicated in footnote (h) in regard to the “consolidated funded indebtedness, less cash” ratio presented on page 52. It is not clear which items are additive or subtractive in arriving at the amount presented.

Response

We supplementally advise the Staff that the “Consolidated Funded Indebtedness, less cash” set forth in footnote (h) to the table on page 52 of the Form 10-Q reflects (a) the principal balance of external debt at WMG Acquisition Corp. of approximately $2,100,000,000, plus (b) the annualized daily revolver borrowings of approximately $3,000,000, plus (c) contractual obligations of deferred purchase price of approximately $2,000,000, plus (d) contingent consideration related to acquisitions of approximately $16,000,000 as of December 31, 2012, minus (e) the amount of cash and cash equivalents of the Company as of December 31, 2012 not exceeding $150,000,000. The Company will revise its future applicable filings to clarify whether the amounts are additive or subtractive in arriving at this figure.

10.	In footnote (i) to the “leverage ratio” in the table on page 52 you disclose the maximum ratio permitted under the new revolving credit facility when the outstanding aggregate principal amount of borrowings under the facility is greater than $30 million. Please disclose the permitted ratio when the outstanding aggregate principal amount of borrowings under the facility is less than $30 million.

Response

We supplementally advise the Staff that the Company’s revolving credit facility does not impose any “leverage ratio” restrictions on the Company when the aggregate principal amount of borrowings under the revolving credit facility is less than $30,000,000 at the end of a fiscal quarter. The Company will revise its future applicable filings to clarify this description.

In addition to the aforementioned responses to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me (212) 275-2045 if you wish to discuss our responses to the comment letter.

Sincerely,

/s/ Trent N. Tappe
Trent N. Tappe
Senior Vice President and Chief Corporate
Governance and Securities Counsel

cc:	Brian Roberts, EVP and Chief Financial Officer

Paul M. Robinson, EVP and General Counsel

William P. Mills, Cadwalader, Wickersham & Taft LLP

Peter Tryhane, Ernst & Young LLP

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